Exhibit 99.1

UNAUDITED PRO FORMA INFORMATION

On July 1, 2004, we consummated a $1.3 billion merger with Coast Casinos, Inc., or Coast, pursuant to which Coast became a wholly-owned subsidiary of Boyd Gaming Corporation. The Coast stockholders received approximately $482 million in cash and the Coast stock and option holders received approximately 19.4 million shares of our common stock valued at $19.08 per share.

In connection with the merger, we refinanced substantially all of Coast’s debt, including $325 million principal amount of 9.50% senior subordinated notes due in April 2009. In addition to Coast’s senior subordinated notes that we refinanced, we also repaid the outstanding balance on Coast’s bank credit facility, which totaled $105 million on July 1, 2004. The total amount paid to retire all of Coast’s outstanding debt, including premiums and interest, represents a portion of the $1.3 billion total merger consideration.

The following is a summary of the total consideration in the Coast Casinos merger.

(in thousands)
Cash paid to stockholders	$482,173
Cash paid for debt retirements, including interest and premiums	454,297
Cash paid for merger costs	9,899

Total cash consideration	946,369
Fair value of stock issued, net	368,977

Total merger consideration	$1,315,346

The allocation of the purchase price is as follows:

(in thousands)	July 1, 2004
Current assets, including $37 million of cash	$69,724
Property and equipment	1,004,079
Other assets	54,366
Intangible assets	54,750
Goodwill	381,024

Total assets acquired	1,563,943

Current liabilities	68,360
Long-term deferred taxes	178,666
Other long-term liabilities	1,571

Total liabilities assumed	248,597

Net assets acquired	$1,315,346

The unaudited pro forma condensed combined results of operations for the combined company for the year ended December 31, 2004, as if the merger with Coast Casinos had occurred on January 1, 2004, are as follows:

(in thousands, except per share data)
Pro Forma
Net revenues	$2,061,212
Net income	122,829
Basic net income per common share	1.42
Diluted net income per common share	1.40

The unaudited pro forma condensed combined results of operations were derived from Boyd Gaming’s historical results of operations for the year ended December 31, 2004 and Coast’s historical results of operations for the six months ended June 30, 2004 and were prepared in accordance with Article 11 of Regulation S-X. The pro forma results have been adjusted to give effect to our July 1, 2004 merger with Coast Casinos and were limited to the following items:

1.	a $4.8 million increase to depreciation and amortization expense (based upon the fair value of the assets acquired in the transaction),

2.	a decrease of $0.6 million to interest expense (based on eliminating Coast’s historical interest expense and adding pro forma interest expense based on the issuance and refinancing of debt related to the merger), and

3.	a $6.8 million increase to the provision for income taxes to reflect a combined U.S. Federal and state effective tax rate of approximately 43% on the pro forma pretax income of the combined company.

This unaudited pro forma financial information is for information purposes only and is not intended to represent or be indicative of the consolidated results of operations that Boyd Gaming would have reported had the merger been completed as of the date presented, and should not be taken as representative of Boyd Gaming’s future consolidated results of operations. The unaudited pro forma condensed combined results of operations should be read in conjunction with Boyd Gaming’s and Coast’s historical consolidated financial statements and accompanying notes.